Sede legale Piazzale Enrico Mattei, 1 00144 Roma Tel. +39 06 59821 eni.com

Rome, April 6, 2018

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report on Form 20-F for the year ended December 31, 2017 of Eni SpA.

Dear Sirs, pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Eni SpA has made disclosure pursuant to those provisions in its Annual Report on. Form 20-F for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on April 6, 2018.

Sincerely,

/s/ Andrea Simoni
Andrea Simoni
Title: Executive Vice President Accounting and Financial Statements Department

Capitale sociale Euro 4.005.358.876,00 i.v.

Registro Imprese di Roma, Codice Fiscale 00484960588

Partita IVA 00905811006, R.E.A. Roma n. 756453

Sedi secondarie:

Via Emilia, 1 - Piazza Ezio Vanoni, 1

20097 San Donato Milanese (MI)